Ad hoc release

Ad-hoc Release pursuant to Art. 17 MAR

Biofrontera AG and Maruho Co., Ltd. conclude cooperation agreement regarding branded generics and plan collaboration on expansion of indications and distribution of Ameluz®

Leverkusen, Germany, 19.03.2019 – Biofrontera AG (NASDAQ ticker symbol: BFRA, ISIN: DE0006046113), today signed an agreement to continue the expired research cooperation with Maruho Co., Ltd., Osaka, Japan (“Maruho”) regarding branded generics. Maruho holds approximately 20% of shares in Biofrontera. As part of the newly agreed project phase Biofrontera will prepare the formulation of one of the four active ingredients in Biofrontera’s nanoemulsion jointly tested during a previous project phase (Phase 1) for clinical trials. The agreement does not cover clinical testing possibly carried out during a subsequent project phase, which will be the subject of an additional agreement to be concluded between the parties in due course, depending on the results of the new project phase. Previously existing intellectual property (IP), in particular Biofrontera’s nanoemulsion technology, shall remain the property of the respective owner. New IP and results of the new project phase, including project documentation, shall be shared equally by the parties. According to the current budget, the new project phase will require up to EUR 1.1 million in research costs, which are to be borne exclusively by Maruho. Should the costs exceed the currently budgeted amount to be borne by Maruho, the parties have agreed to consult on the next steps and the issue of how to bear the costs.

Maruho and Biofrontera are also currently negotiating a cooperation on the research and development of further indications for Ameluz® for the treatment of acne. Maruho and Biofrontera today signed a (non-binding) term sheet in this regard. Currently, a proof of concept trial and maximal use pharmacokinetic-trial are planned, the costs of which will be borne by Maruho in an amount yet to be specified. These trials will possibly be followed by additional clinical trials required for US market approval of further indications. Under the term sheet, it is also envisaged that Biofrontera will grant Maruho a licence for marketing Ameluz® in parts of Asia and Oceania, the terms and conditions of which have yet to be negotiated.

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact: Biofrontera AG

Tel.: +49 (0214) 87 63 2 0, Fax.: +49 (0214) 87 63 290

E-mail: ir@biofrontera.com